Rule 424(b)(3)
                                                    Registration No. 333-60474

PRICING SUPPLEMENT NO. 217 dated March 22, 2005
to Prospectus Supplement dated June 14, 2001
and Prospectus dated June 14, 2001

LEHMAN BROTHERS HOLDINGS INC.
Medium-Term Notes, Series G

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus, dated June 14, 2001, as supplemented by the Prospectus Supplement, dated June 14, 2001, (as so supplemented, together with all documents incorporated by reference therein, the "Prospectus"), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meanings as are given to them in the Prospectus.

CUSIP No.:                         52517PZF1

ISIN:                              US52517PZF16

Specified Currency:                Principal:      U.S. Dollars
                                   Interest:       U.S. Dollars

Principal Amount:                  $3,000,000.00

                                   Total                Per Note
Issue Price:                       $3,000,000.00        100%
Agent's Commission:                $        0.00          0%
Proceeds to Lehman
   Brothers Holdings:              $3,000,000.00        100%

In addition, on the Original Issue Date specified below, we may (but are not required to) issue additional Notes similar to these Notes in all respects, including with respect to the Issue Price and the Agent's Commission specified above. The additional notes, if issued, will have the same CUSIP number as these Notes and will trade interchangeably with these Notes immediately upon settlement.

We may issue additional Notes following the Original Issue Date at a new Issue Price and subject to a new Agent's Commission. All such additional Notes would form a single tranche with, have the same CUSIP number as and trade interchangeably with these Notes immediately upon settlement.

Agent:                             Lehman Brothers Inc.

Agent's Capacity:                  [X ]  As principal        [  ]  As agent

Trade Date:                        March 22, 2005

Issue Date:                        April 19, 2005

Stated Maturity Date:              April 19, 2010; provided that if such day
                                   is not a New York Business Day, then such day will be the following New York Business
                                   Day.


[  ]   Fixed Rate Note

       Interest Rate per Annum:    _______%

[X ]   Floating Rate Note       [  ]  CD Rate
                  [  ]  Commercial Paper Rate
                  [  ]  Federal Funds (Effective) Rate
                  [  ]  Federal Funds (Open) Rate
                  [  ]  LIBOR Telerate
                  [  ]  LIBOR Reuters
                  [  ]  EURIBOR
                  [  ]  Treasury Rate:    Constant Maturity [  ] Yes   [  ] No
                  [  ]  Prime Rate
                  [  ]  Eleventh District Cost of Funds Rate
                  [X ]  Other:  See "Interest Rate per Annum" below.

Interest Rate per Annum:           Lesser of (A) the 5-Year CMS Rate and (B)
                                   20 times the Spread, subject to the Minimum
                                   Rate

Maximum Rate:                      Not applicable

Minimum Rate:                      2.50%

Spread:                            10-Year CMS Rate minus 5-Year CMS Rate

5-Year CMS Rate:                   The 5-Year CMS rate in effect for each
                                   interest period will be the rate that
                                   appears on Reuters page ISDA FIX1 under the heading "5YR" at 11:00 a.m., New York city time on the Interest Determination Date for that interest period. If such rate does not appear on Reuters page ISDA FIX1 on such date, the rate for such date shall be determined as if the parties had specified
                                   "USD-CMS-Reference Banks" as the applicable rate.

10-Year CMS Rate:                  The 10-Year CMS rate in effect for each
                                   interest period will be the rate that
                                   appears on Reuters page ISDA FIX1 under the heading "10YR" at 11:00 a.m., New York city time on the Interest Determination Date for that interest period. If such rate does not appear on Reuters page ISDA FIX1 on such date, the rate for such date shall be determined as if the parties had specified
                                   "USD-CMS-Reference Banks" as the
                                   applicable rate.

                                   "USD-CMS-Reference Banks" on any Interest
                                   Determination Date will be the rate
                                   determined on the basis of the mid-market semi-annual swap rate quotations provided by the Reference Banks at approximately 11:00 a.m., New York City time on such Interest Determination Date; and for this purpose, the semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed payment obligation, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a term equal to the Designated Maturity commencing on that date and in a Representative Amount with an acknowledged dealer of good credit in the swap market, where the floating payment obligation, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months. The rate for that date will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest).

                                   "Reference Banks" means five leading swap dealers in the New York city interbank market selected by the Calculation Agent for the purposes of providing quotations as provided above.

                                   "Designated Maturity" means 5 years or 10 years, as the case may be.

                                   "Representative Amount" means an amount that is representative for a single transaction in the relevant market at the relevant time.

                                   If either of the USD-CMS-Reference Banks rates are not available, then the interest rate will be the same as that for the last interest period.

Interest Payment Dates:            Each July 19, October 19, January 19 and
                                   April 19, commencing on July 19, 2005;
                                   provided that if such day is not a New York
                                   Business Day, then such day will be the
                                   following New York Business Day, and
                                   provided further that the final Interest
                                   Payment Date for any Notes shall be the
                                   applicable maturity date.

Interest Determination Dates:      2 New York Business Days prior to the
                                   applicable Interest Reset Date

Interest Reset Dates:              Each Interest Payment Date

Interest Computation:              Interest will be computed on the basis of
                                   a 360-day year of twelve 30-day months or, in the case of an incomplete month, the number of days elapsed

"Accrue to Pay":                   [  ] Yes       [X ]  No

New York Business Day:             Any day that is not a Saturday or a Sunday
                                   and that, in New York City, is not on a day on which banking institutions generally are authorized or obligated by law or executive order to be closed.

Calculation Agent:                 Lehman Brothers Special Financing

Optional Redemption:               Not applicable

Optional Repayment:                Not applicable

Extension of Maturity:             Not applicable

Form of Note:                      [X ]  Book-entry only (global)
                                   [  ]  Certificated

Authorized Denominations:          $1,000.00 and whole multiples of $1,000.00

Depository:                        The Depository Trust Company

Issuer Rating:                     Long-term senior unsecured debt of Lehman
                                   Brothers Holdings Inc. is currently rated A by Standard & Poor's Ratings Services, A1 by Moody's Investors Service and A+ by
                                   Fitch Ratings.


RISK FACTORS

An investment in the Notes entails certain risks not associated with an investment in conventional floating rate medium-term notes. See "Risk Factors" generally in the Prospectus Supplement. The secondary market for, and the market value of, the Notes will be affected by a number of factors independent of the creditworthiness of Lehman Brothers Holdings, including the level and direction of interest rates, the interest provisions applicable to the Notes, the anticipated level and potential volatility of the 5-Year CMS Rate and the Spread (the difference between the 10-Year CMS Rate and the 5-Year CMS Rate), the method of calculating the 5-Year CMS Rate and the 10-Year CMS Rate, the time remaining to the maturity of the Notes, the aggregate principal amount of the Notes and the availability of comparable instruments. The value of the 5-Year CMS Rate and the 10-Year CMS Rate and depends on a number of interrelated factors, including economic, financial and political events, over which Lehman Brothers Holdings has no control.

The variability of these rates is illustrated in the following table, which shows, for each Interest Payment Date listed below, (1) the 5-Year CMS Rate and the 10-Year CMS Rate, (2) the historical level of the Spread, (3) twenty times the historical level of the Spread, and (4) whether for such Interest Payment Date the twenty times the Spread is lower than the 5-Year CMS Rate.


Interest     5-Year      10-Year    10-Year       20 X (10-Year   Dates when
Payment      CMS Rate    CMS Rate   CMS Rate -    CMS Rate -      Maximum Rate
Date                                5-Year        5-Year          is less than
                                    CMS Rate      CMS Rate)       5-Year CMS
                                                  ("Maximum       Rate
                                                  Rate")

April 20, 1992     7.2990    8.0480    0.7490      14.9800
July 20, 1992      6.1110    7.2720    1.1610      23.2200
October 19, 1992   6.0880    7.0810    0.9930      19.8600
January 19, 1993   6.1050    6.9150    0.8100      16.2000
April 19, 1993     5.3220    6.2300    0.9080      18.1600
July 19, 1993      5.2170    6.0250    0.8080      16.1600
October 19, 1993   4.8690    5.6290    0.7600      15.2000
January 19, 1994   5.2860    6.0150    0.7290      14.5800
April 19, 1994     7.0140    7.5540    0.5400      10.8000
July 19, 1994      7.0000    7.5020    0.5020      10.0400
October 19, 1994   7.6400    8.0500    0.4100       8.2000
January 19, 1995   8.0990    8.1540    0.0550       1.1000        YES
April 19, 1995     7.0680    7.4280    0.3600       7.2000
July 19, 1995      6.4550    6.8150    0.3600       7.2000
October 19, 1995   6.1050    6.3570    0.2520       5.0400        YES
January 19, 1996   5.5430    5.9160    0.3730       7.4600
April 19, 1996     6.6390    6.9660    0.3270       6.5400        YES
July 19, 1996      6.8260    7.1620    0.3360       6.7200        YES
October 21, 1996   6.5080    6.8570    0.3490       6.9800
January 19, 1997   6.5440    6.8470    0.3030       6.0600        YES
April 19, 1997     7.0120    7.2360    0.2240       4.4800        YES
July 21, 1997      6.4540    6.6460    0.1920       3.8400        YES
October 20, 1997   6.4330    6.6110    0.1780       3.5600        YES
January 19, 1998   5.8550    6.0420    0.1870       3.7400        YES
April 19, 1998     6.0130    6.1300    0.1170       2.3400        YES
July 20, 1998      5.9160    6.0240    0.1080       2.1600        YES
October 19, 1998   4.9280    5.3060    0.3780       7.5600
January 19, 1999   5.3000    5.5110    0.2110       4.2200        YES
April 19, 1999     5.6910    5.9230    0.2320       4.6400        YES
July 19, 1999      6.3110    6.5620    0.2510       5.0200        YES
October 19, 1999   6.8260    7.0630    0.2370       4.7400        YES
January 19, 2000   7.2620    7.4790    0.2170       4.3400        YES
April 19, 2000     7.1100    7.1880    0.0780       1.5600        YES
July 19, 2000      7.3080    7.3820    0.0740       1.4800        YES
October 19, 2000   6.6570    6.7960    0.1390       2.7800        YES
January 19, 2001   5.7540    6.0600    0.3060       6.1200
April 19, 2001     5.5630    6.0920    0.5290      10.5800
July 19, 2001      5.4730    5.9350    0.4620       9.2400
October 19, 2001   4.5370    5.2890    0.7520      15.0400
January 22, 2002   4.8890    5.6090    0.7200      14.4000
April 19, 2002     5.0900    5.8270    0.7370      14.7400
July 19, 2002      4.2400    5.1030    0.8630      17.2600
October 21, 2002   3.8620    4.8510    0.9890      19.7800
January 21, 2003   3.3710    4.4200    1.0490      20.9800
April 21, 2003     3.3610    4.3720    1.0110      20.2200
July 21, 2003      3.4110    4.5700    1.1590      23.1800
October 20, 2003   3.7380    4.8000    1.0620      21.2400
January 20, 2004   3.4070    4.4240    1.0170      20.3400
April 19, 2004     3.8290    4.8100    0.9810      19.6200
July 19, 2004      4.0380    4.8380    0.8000      16.0000
October 19, 2004   3.7210    4.4700    0.7490      14.9800
January 19, 2005   4.0980    4.5710    0.4730       9.4600


The historical experience of the 5-Year CMS Rate and the Spread should not be taken as an indication of the future performance of the 5-Year CMS Rate and the Spread during the term of the Notes. If twenty times the Spread is less than the 5-Year CMS Rate, then interest will accrue at a rate equal to twenty times the Spread, provided that the minimum rate to investors will be at least
2.50%. In other words, as the yield curve in CMS Rates flattens, the interest payable on the Notes will decrease. Fluctuations in the level of the 5-Year
CMS Rate and the Spread make the Notes' effective interest rate difficult to predict and can result in effective interest rates to investors that are lower than anticipated. In addition, historical interest rates are not necessarily indicative of future interest rates. Fluctuations in interest rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.


CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Treatment of Notes as Contingent Payment Debt Instruments

Lehman Brothers Holdings intends to treat the Notes as "contingent payment debt instruments." As such, Lehman Brothers Holdings intends to report interest deductions with respect to the Notes based on this treatment and will, upon written request, provide holders of Notes with a projected payment schedule. Under such characterization, holders of the Notes will accrue original issue discount based on the "comparable yield" of the Notes (generally, the rate at which Lehman Brothers Holdings would issue a fixed rate debt instrument with terms and conditions similar to the Notes), and if the actual payments made on the Notes differ from the projected payments, positive or negative adjustments will be made for such differences for tax purposes. In addition, any gain or loss on the sale, exchange or retirement of the Notes generally will be treated as ordinary income or loss.

Based on the current interest rate environment, Lehman Brothers Holdings estimates that the comparable yield of the Notes would be an annual rate of approximately 4.90%, compounded quarterly. Lehman Brothers Holdings will not determine the actual comparable yield of the Notes, however, until they are issued. Any positive adjustment, for the amount by which an actual payment exceeds a projected contingent payment, will be treated as additional interest. Negative adjustments will be treated as follows: (i) first, any negative adjustment will reduce the amount of interest required to be accrued in the current year, (ii) second, any negative adjustments that exceed the amount of interest accrued in the current year will be treated as ordinary loss to the extent that the holder's total interest inclusions exceed the total amount of net negative adjustments treated as ordinary loss in prior taxable years, and (iii) third, any excess negative adjustments will be carried forward to offset future income or amount realized on disposition.

Holders of Notes can obtain the comparable yield of the Notes and the projected payment schedule by submitting a written request for them to Lehman Brothers Holdings at the following address (which replaces the address provided in the accompanying Prospectus):

                         Controllers Office
                         Lehman Brothers Holdings Inc.
                         745 Seventh Avenue
                         New York, New York 10019
                         (212) 526-7000

By purchasing a Note, a holder agrees to be bound by the determination of Lehman Brothers Holdings of the comparable yield and the projected payment schedule. For United States federal income tax purposes, a holder of Notes must use the comparable yield and projected payment schedule in determining its original issue discount accruals, and the adjustments thereto described above, in respect of the Notes. The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a holder's original issue discount and adjustments thereof in respect of the Notes and do not constitute a projection or representation regarding the actual amount of the payments on a Note.

For a general discussion of the tax consequences associated with contingent payment debt instruments, see "United States Federal Income Tax Consequences-Debt Securities-Consequences to United States Holders-Contingent Payment Debt Securities" in the Prospectus.

It is possible that the Notes may be taxed in some manner other than that described above. A different treatment from that described above could affect the amount, timing and character of income, gain or loss in respect of an investment in the Notes. Investors should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of the Notes, including the tax consequences under state, local, foreign and other tax laws.


Certain Other United States Federal Income Tax Consequences

A summary of certain United States federal income tax consequences that will apply to holders of debt securities is set forth under "United States Federal Income Tax Consequences-Debt Securities" in the Prospectus. Holders should note that the backup withholding tax rate of 31% referenced in the Prospectus under "United States Federal Income Tax Consequences-Debt Securities-Information Reporting and Backup Withholding-United States Holders" has been reduced to 28% for payments made through 2010, after which time the rate will revert back to 31% absent Congressional action.

In addition, the sections below replace the summaries set forth in the Prospectus under "United States Federal Income Tax Consequences-Debt Securities-Consequences to Non-United States Holders-United States Federal Estate Tax" and "United States Federal Income Tax Consequences-Debt Securities-Information Reporting and Backup Withholding-Non-United States Holders."


Consequences to Non-United States Holders

United States Federal Estate Tax

Your estate will not be subject to United States federal estate tax on debt securities beneficially owned by you at the time of your death provided that:

* any payment to you on the debt securities would be eligible for exemption from the 30% United States federal withholding tax under the rules described in the bullet points under "United States Federal Income Tax Consequences-Debt Securities-Consequences to Non-United States Holders-United States Federal Withholding Tax," without regard to the certification requirements of the fourth bullet point; and
* interest on those debt securities would not have been, if received at the time of your death, effectively connected with the conduct by you of a trade or business in the United States.


Information Reporting and Backup Withholding

Non-United States Holders

If you are a non-United States holder of debt securities, Lehman Brothers Holdings must report annually to the IRS and to you the amount of payments Lehman Brothers Holdings makes to you and the tax withheld with respect to such payments, regardless of whether withholding was required. Copies of the information returns reporting such payments and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty. You will not be subject to backup withholding regarding payments Lehman Brothers Holdings makes to you provided that Lehman Brothers Holdings does not have actual knowledge or reason to know that you are a United States person and Lehman Brothers Holdings has received from you the statement described above in the fourth bullet point under "United States Federal Income Tax Consequences-Debt Securities-Consequences to Non-United States Holders-United States Federal Withholding Tax."

In addition, you will be subject to information reporting and, depending on the circumstances, backup withholding regarding the proceeds of the sale of a debt security made within the United States or conducted through United States-related intermediaries, unless the payor receives the statement described above and does not have actual knowledge or reason to know that you are a United States person, or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS.


SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF DISTRIBUTION

Lehman Brothers Holdings Inc. has agreed to sell to Lehman Brothers Inc. (the "Agent"), and the Agent has agreed to purchase, the Notes. The Agent is committed to take and pay for all of the Notes, if any are taken.

The Agent proposes to offer the Notes initially at a public offering price equal to the Issue Price set forth above and may offer the Notes to certain dealers at such price. After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agent.

Lehman Brothers Holdings has agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the Prospectus.

The Notes are a new issue of securities with no established trading market. Lehman Brothers Holdings has been advised by the Agent that it intends to make a market in the Notes, but it is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

The Agent has represented and agreed that:

* it and each of its affiliates have not offered or sold and will not offer or sell any Notes to persons in the United Kingdom prior to the expiry of a period of six months from the issue date of the Notes except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations of 1995;
* it and each of its affiliates have only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA") received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to Lehman Brothers Holdings; and
* it and each of its affiliates have complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

The Agent has separately further agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell in the Netherlands anyNotesother than to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, investment undertakings, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

The Agent has agreed that it will comply with all applicable laws and regulations in force in any jurisdiction in which it offers or sells the Notes or possesses or distributes the prospectus supplement, the accompanying prospectus or any other offering material and will obtain any consent, approval or permission required by it for the offer or sale by it of the Securities under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such offers or sales.

It is expected that delivery of the Notes will be made against payment therefor more than three business days following the date of this pricing supplement. Trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on any day prior to the third business day before the settlement date will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

If the Notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.


Lehman Brothers Holdings Inc.


By:      /s/   Nahill Younis
Name:    Nahill Younis
Title:   Authorized Officer